EXHIBIT 3.1

THIRD AMENDMENT TO
AMENDED AND RESTATED BYLAWS OF
S&W SEED COMPANY,
a Nevada Corporation

Section 3.1 of the Bylaws Amended and Restated Bylaws of S&W Seed Company is deleted in its entirety and a new Section 3.2 substituted in its place to read in full as follows:

Section 3.1 Number; Qualifications. The number of directors shall be fixed from time to time by resolution of the Board of Directors but shall not be less than three (3) or more than ten (10). The number of directors shall be fixed at ten members upon adoption of this Section 3.1, and thereafter shall be fixed from time to time by resolution of the Board of Directors within the stated range. No decrease in the authorized number of directors constituting the Board of Directors shall shorten the term of any incumbent director. Directors need not be stockholders of the Corporation.

This Third Amendment to Amended and Restated Bylaws is effective as of May 20, 2015.